SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HAMPSHIRE GROUP, LIMITED
(Name of Issuer)

Common Stock, $.10 par value per share
(Title of Class of Securities)

408859106
(CUSIP Number)

Paul Buxbaum
28632 Roadside Drive, Suite 200
Agoura Hills, CA  91301
(818) 878-3900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 408859106

____________________________________________________________________________________

(1)     Names of reporting persons: BGY II, LLC
____________________________________________________________________________________

(2)     Check the appropriate box if a member of a group (see instructions)
             (a) ☐
             (b) ☐
____________________________________________________________________________________

(3)     SEC use only
____________________________________________________________________________________

(4)     Source of funds (see instructions)  OO
____________________________________________________________________________________

(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
____________________________________________________________________________________

(6)    Citizenship or place of organization                Delaware
____________________________________________________________________________________

Number of shares beneficially owned by each reporting person with:
____________________________________________________________________________________

(7) Sole voting power     0*
____________________________________________________________________________________

(8)   Shared voting power           967,009*
____________________________________________________________________________________

(9)   Sole dispositive power                                                      0**
____________________________________________________________________________________

 (10)  Shared dispositive power   967,009**
____________________________________________________________________________________

(11) Aggregate amount beneficially owned by each reporting person                  967,009***
____________________________________________________________________________________

(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)    ☐
____________________________________________________________________________________

(13)    Percent of class represented by amount in Row (11)                   13.63%****
____________________________________________________________________________________

(14)      Type of reporting person (see instructions)            OO
____________________________________________________________________________________

*
As more fully described below, the shares that are the subject of this Schedule 13D (the “Subject Shares”) are subject to a Voting Agreement pursuant to which BGY II, LLC is required to vote the Subject Shares in favor of certain actions of the Issuer as more fully set forth therein.

**	As more fully described below, the Subject Shares are subject to a Stockholder Rights Agreement, pursuant to which, among other things, BGY II, LLC is restricted from disposing the Subject Shares.

***
As more fully described below, subject to the applicable conditions set forth in the Merger Agreement (as defined below), the Issuer may issue to BGY II, LLC up to an additional 1,781,798 shares of its Common Stock.  All shares of the Issuer’s Common Stock issued or issuable to BGY II, LLC in connection with the Merger Agreement are subject to distribution by BGY II, LLC to each of Paul Buxbaum, David Gren and YIH III, LLC (each of whom are members of BGY II, LLC) pursuant to the terms of a distribution agreement by and among BGY II, LLC, Paul Buxbaum, David Gren and YIH III, LLC.

****
The total issued and outstanding shares of Common Stock of the Issuer used to determine the percent of class represented by the amount in Row (11) is 7,096,488, which amount includes the shares of the Issuer’s Common Stock outstanding as of July 2, 2011 as set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on August 11, 2011.

CUSIP No. 408859106

____________________________________________________________________________________

(1)     Names of reporting persons: Paul Buxbaum
____________________________________________________________________________________

(2)     Check the appropriate box if a member of a group (see instructions)
             (a) ☐
             (b) ☐
____________________________________________________________________________________

(3)     SEC use only
____________________________________________________________________________________

(4)     Source of funds (see instructions)  OO
____________________________________________________________________________________

(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
____________________________________________________________________________________

(6)    Citizenship or place of organization         United States
____________________________________________________________________________________

Number of shares beneficially owned by each reporting person with:
____________________________________________________________________________________

(7) Sole voting power      0*
____________________________________________________________________________________

(8)   Shared voting power              967,009*
____________________________________________________________________________________

(9)   Sole dispositive power           0**
____________________________________________________________________________________

 (10)  Shared dispositive power    967,009**
____________________________________________________________________________________

(11) Aggregate amount beneficially owned by each reporting person             967,009***
____________________________________________________________________________________

(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)    ☐
____________________________________________________________________________________

(13)    Percent of class represented by amount in Row (11)              13.63%****
____________________________________________________________________________________

(14)      Type of reporting person (see instructions)            IN
____________________________________________________________________________________

*
The amount set forth on line 8 represents the aggregate number of Subject Shares held by BGY II, LLC, of which Paul Buxbaum is the Managing Member.  As more fully described below, the Subject Shares are subject to a Voting Agreement pursuant to which Paul Buxbaum, as Managing Member of BGY II, LLC, is required to vote the Subject Shares in favor of certain actions of the Issuer as more fully set forth therein.

**	As more fully described below, the Subject Shares are subject to a Stockholder Rights Agreement, pursuant to which, among other things, BGY II, LLC is restricted from disposing the Subject Shares.

***
As more fully described below, subject to the applicable conditions set forth in the Merger Agreement (as defined below), the Issuer may issue to BGY II, LLC up to an additional 1,781,798 shares of its Common Stock.  All shares of the Issuer’s Common Stock issued or issuable to BGY II, LLC in connection with the Merger Agreement are subject to distribution by BGY II, LLC to each of Paul Buxbaum, David Gren and YIH III, LLC (each of whom are members of BGY II, LLC) pursuant to the terms of a distribution agreement by and among BGY II, LLC, Paul Buxbaum, David Gren and YIH III, LLC.

Paul Buxbaum is the Managing Member of BGY II, LLC. The amount set forth in line 11 represents the aggregate number of Subject Shares currently held by BGY II, LLC.

****
The total issued and outstanding shares used to determine the percent of class represented by the amount in Row (11) is 7,096,488 shares and includes the shares of the Issuer’s Common Stock outstanding as of July 2, 2011 as set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on August 11, 2011.

CUSIP No. 408859106

____________________________________________________________________________________

(1)     Names of reporting persons: David Gren
____________________________________________________________________________________

(2)     Check the appropriate box if a member of a group (see instructions)
             (a) ☐
             (b) ☐
____________________________________________________________________________________

(3)     SEC use only
____________________________________________________________________________________

(4)     Source of funds (see instructions)  OO
____________________________________________________________________________________

(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
____________________________________________________________________________________

(6)    Citizenship or place of organization               United States
____________________________________________________________________________________

Number of shares beneficially owned by each reporting person with:
____________________________________________________________________________________

(7) Sole voting power     0*
____________________________________________________________________________________

(8)   Shared voting power             0*
____________________________________________________________________________________

(9)   Sole dispositive power          0**
____________________________________________________________________________________

 (10)  Shared dispositive power    0**
____________________________________________________________________________________

(11) Aggregate amount beneficially owned by each reporting person              967,009***
____________________________________________________________________________________

(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)    ☐
____________________________________________________________________________________

(13)    Percent of class represented by amount in Row (11)                      13.63%****
____________________________________________________________________________________

(14)      Type of reporting person (see instructions)               IN
____________________________________________________________________________________

*
As more fully described below, the Subject Shares are subject to a Voting Agreement pursuant to which BGY II, LLC is required to vote the Subject Shares in favor of certain actions of the Issuer as more fully set forth therein.  Mr. Gren is a member of BGY II, LLC but does not have the power to affect the manner in which the Subject Shares are voted.

**
As more fully described below, the Subject Shares are subject to a Stockholder Rights Agreement, pursuant to which, among other things, BGY II, LLC is restricted from disposing the Subject Shares.  Mr. Gren is a member of BGY II, LLC but does not have the power to affect the manner in which the Subject Shares may be disposed.

***
As more fully described below, subject to the applicable conditions set forth in the Merger Agreement (as defined below), the Issuer may issue to BGY II, LLC up to an additional 1,781,798 shares of its Common Stock.  All shares of the Issuer’s Common Stock issued or issuable to BGY II, LLC in connection with the Merger Agreement are subject to distribution by BGY II, LLC to each of Paul Buxbaum, David Gren and YIH III, LLC (each of whom are members of BGY II, LLC) pursuant to the terms of a distribution agreement by and among BGY II, LLC, Paul Buxbaum, David Gren and YIH III, LLC.

David Gren holds an interest in BGY II, LLC. The amount set forth in line 11 represents the aggregate number of Subject Shares currently held by BGY II, LLC.

****
The total issued and outstanding shares used to determine the percent of class represented by the amount in Row (11) is 7,096,488 shares and includes the shares of the Issuer’s Common Stock outstanding as of July 2, 2011 as set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on August 11, 2011.

CUSIP No. 408859106

____________________________________________________________________________________

(1)     Names of reporting persons: YIH III, LLC
____________________________________________________________________________________

(2)     Check the appropriate box if a member of a group (see instructions)
             (a) ☐
             (b) ☐
____________________________________________________________________________________

(3)     SEC use only
____________________________________________________________________________________

(4)     Source of funds (see instructions)  OO
____________________________________________________________________________________

(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
____________________________________________________________________________________

(6)    Citizenship or place of organization                Delaware
____________________________________________________________________________________

Number of shares beneficially owned by each reporting person with:
____________________________________________________________________________________

(7) Sole voting power        0*
____________________________________________________________________________________

(8)   Shared voting power               0*
____________________________________________________________________________________

(9)   Sole dispositive power            0**
____________________________________________________________________________________

 (10)  Shared dispositive power      0**
____________________________________________________________________________________

(11) Aggregate amount beneficially owned by each reporting person                967,009***
____________________________________________________________________________________

(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)    ☐
____________________________________________________________________________________

(13)    Percent of class represented by amount in Row (11)           13.63%****
____________________________________________________________________________________

(14)      Type of reporting person (see instructions)             OO
____________________________________________________________________________________

*
As more fully described below, the Subject Shares are subject to a Voting Agreement pursuant to which BGY II, LLC is required to vote the Subject Shares in favor of certain actions of the Issuer as more fully set forth therein.  YIH III, LLC is a member of BGY II, LLC but does not have the power to affect the manner in which the Subject Shares are voted.

**
As more fully described below, the Subject Shares are subject to a Stockholder Rights Agreement, pursuant to which, among other things, BGY II, LLC is restricted from disposing the Subject Shares.  YIH III, LLC is a member of BGY II, LLC but does not have the power to affect the manner in which the Subject Shares may be disposed.

***
As more fully described below, subject to the applicable conditions set forth in the Merger Agreement (as defined below), the Issuer may issue to BGY II, LLC up to an additional 1,781,798 shares of its Common Stock.  All shares of the Issuer’s Common Stock issued or issuable to BGY II, LLC in connection with the Merger Agreement are subject to distribution by BGY II, LLC to each of Paul Buxbaum, David Gren and YIH III, LLC (each of whom are members of BGY II, LLC) pursuant to the terms of a distribution agreement by and among BGY II, LLC, Paul Buxbaum, David Gren and YIH III, LLC.

YIH III, LLC holds an interest in BGY II, LLC.  The amount set forth in line 11 represents the aggregate number of Subject Shares currently held by BGY II, LLC.

****
The total issued and outstanding shares used to determine the percent of class represented by the amount in Row (11) is 7,096,488 shares and includes the shares of the Issuer’s Common Stock outstanding as of July 2, 2011 as set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on August 11, 2011.

Item 1.  Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $.10 per shares of Hampshire Group, Limited, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 114 W. 41st Street, New York, New York, 10036.

Item 2.  Identity and Background

BGY II, LLC (“BGY”) is a Delaware limited liability company. The principal business of BGY is asset management and liquidation.  BGY is headquartered at 28632 Roadside Drive, Suite 200, Agoura Hills, CA 91301.  Paul Buxbaum is the Managing Member of BGY.

During the last 5 years, BGY (i) has not been convicted in a criminal proceeding, and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of such proceeding being that BGY was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Paul Buxbaum (“Buxbaum”) is an individual and citizen of the United States.  Buxbaum’s business address is 28632 Roadside Drive, Suite 200, Agoura Hills, CA 91301.  Buxbaum is the Principal, Chairman and Chief Executive Officer of Buxbaum Group.

During the last 5 years, Buxbaum (i) has not been convicted in a criminal proceeding, and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of such proceeding being that Buxbaum was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

David Gren (“Gren”) is an individual and citizen of the United States.  Gren’s business address is 114 West 41st Street, New York, New York 10036.  Gren is the President of Hampshire International, LLC.

During the last 5 years, Gren (i) has not been convicted in a criminal proceeding, and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of such proceeding being that Gren was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

YIH III, LLC (“YIH”) is a Delaware limited liability company.  The principal business of YIH is private equity investment.  YIH’s business address is c/o MRC Capital Group, 230 Park Avenue, Suite 1000, New York, NY 10169.  Benjamin C. Yogel is the member of the Managing Member of YIH.

During the last 5 years, neither Mr. Yogel nor YIH (i) has been convicted in a criminal proceeding, and (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of such proceeding being that YIH or Mr. Yogel was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to the terms and provisions of the Merger Agreement (as defined and more fully described below), the Issuer issued 967,009 shares (the “Subject Shares”) of its Common Stock, par value $0.10 per share (the “Common Stock”) to BGY on behalf of each of Buxbaum, Gren and YIH. The Subject Shares are subject to distribution by BGY to each of Buxbaum, Gren and YIH pursuant to the terms and provisions of a distribution agreement entered into by and among BGY, Buxbaum, Gren and YIH.  The Subject Shares were issued to BGY in partial consideration for the Issuer’s acquisition of Rio Garment S. de R.L., a Honduran limited liability company, under the Merger Agreement.  In accordance with the Merger Agreement, the number of shares issued (and hereinafter issuable) to BGY on behalf Buxbaum, Gren and YIH was determined by reference to a volume-weighted average price of the Issuer’s Common Stock equal to $3.6480 per share.

Item 4.  Purpose of Transaction

This Schedule 13D is filed by each of BGY, Buxbaum, Gren and YIH in connection with the issuance by the Issuer to BGY of the Subject Shares pursuant to the terms of an Agreement and Plan of Merger, dated June 13, 2011, by and among the Issuer, RG Merger Sub S.A., a Honduran sociedad anonima and an indirect wholly owned subsidiary of the Issuer (“Merger Sub”), Rio Garment S. de R.L., a Honduran limited liability company (“Rio”), each of Buxbaum, Gren, and YIH (hereinafter collectively referred to as the “Equityholders”) and BGY as representative of the Equityholders.  The Agreement and Plan of Merger was previously disclosed by the Issuer on its Current Report on Form 8-K filed with the Securities Exchange Commission on June 17, 2011.  The Agreement and Plan of Merger was amended by an Amendment to Agreement and Plan of Merger dated August 15, 2011 by and among the Issuer, Merger Sub, Rio and BGY, and an Amendment No. 2 to Agreement and Plan of Merger dated August 25, 2011 by and among the Issuer, Merger Sub, Rio and BGY, each as previously disclosed by the Issuer on its Current Reports on Form 8-K filed with the Securities Exchange Commission on August 17, 2011 and August 30, 2011, respectively.  The Agreement and Plan of Merger, as amended, is referred to herein as the “Merger Agreement.” Pursuant to the Merger Agreement, Rio was merged with and into Merger Sub and the separate existence of Rio ceased (the “Merger”).  As disclosed by the Issuer on its Current Report on Form 8-K filed with the Securities Exchange Commission on August 30, 2011, the Merger closed on August 25, 2011.

Pursuant to the terms and conditions of the Merger Agreement, the Issuer has reserved for issuance to BGY on behalf of the Equityholders an additional 1,781,798 of shares of its Common Stock (the “Holdback Shares”, and together with the Subject Shares, the “Merger Consideration Shares”).  Under the Merger Agreement, 753,837 Holdback Shares are issuable to BGY on behalf of the Equityholders if the product of (a) EBITDA of Rio for 2011 (calculated as net income (or loss) plus the sum of interest expense net of interest income, federal income tax expense, if any, depreciation and amortization, for the 12 months ending December 31, 2011, subject to certain adjustments) as finally determined under the Merger Agreement and (b) three (3) equals or exceeds $23,000,000.  Such determination is expected to be made in connection with the Issuer’s completion of its 2011 audit of Rio on or prior to March 31, 2012.  The remaining 1,027,960 Holdback Shares are being held back by the Issuer for satisfaction of potential indemnification claims of the Issuer arising under the Merger Agreement, which Holdback Shares are subject to release to BGY on behalf of the Equityholders on the dates and subject to the conditions set forth in the Merger Agreement.

Pursuant to Section 9.4 of the Merger Agreement, BGY was designated as the Equityholders’ Representative to act for and on behalf of the Equityholders for the purposes set forth therein.  Under the Merger Agreement, all payments of merger consideration, including all issuances of the Merger Consideration Shares, shall be paid or issued, as applicable, to BGY on behalf of the Equityholders.  All such consideration, including the Merger Consideration Shares, is subject to distribution by BGY to the Equityholders pursuant to a distribution agreement among BGY and the Equityholders.

The description of the Merger Agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Merger Agreement and the above referenced amendments thereto, copies of which have been disclosed on the Issuer’s Current Reports on Form 8-K filed with the Securities Exchange Commission on each of June 17, 2011, August 17, 2011, and August 30, 2011.

Item 5.  Interest in the Securities of the Issuer

(a)    See rows (11) and (13) of the cover page for each of BGY, Buxbaum, Gren and YIH at the beginning of this Schedule 13D, which is incorporated herein by reference.

(b)   See rows (7) through (10) of the cover page for each of BGY, Buxbaum, Gren and YIH at the beginning of this Schedule 13D, which is incorporated herein by reference.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

As noted above, all Merger Consideration Shares are subject to distribution by BGY to the Equityholders pursuant to the terms and conditions of a distribution agreement entered into by and among BGY and the Equityholders.  To the extent issued to BGY under the Merger Agreement, the Merger Consideration Shares shall be distributed to each Equityholder in such amounts and on such dates as set forth therein, subject to the conditions set forth therein.

In connection with the Merger Agreement, the Equityholders entered into a voting agreement (the “Voting Agreement”).  The Voting Agreement provides that, for as long as the Equityholders have a right to designate a nominee to the Issuer’s board of directors (the “Board”) pursuant to the Stockholders Rights Agreement (as defined and more fully described below), the Equityholders and their affiliates (including BGY) are required to vote the Merger Consideration Shares (and any shares subsequently acquired) in favor of each other nominee to the Board nominated for election by the Nominating and Corporate Governance Committee of the Board.  In addition, the Voting Agreement provides that, if requested by the Issuer, the Equityholders and their affiliates (including BGY) are obligated to vote in favor of certain amendments to the Issuer’s Certificate of Incorporation.

In connection with the Merger Agreement, the Equityholders also entered into a stockholder rights agreement (the “Stockholder Rights Agreement”), pursuant to which the Equityholders have the right to designate two members to the Board (subject to reduction upon the occurrence of certain events as provided therein).  Additionally, the Stockholder Rights Agreement provides that the Equityholders and their affiliates (including BGY) are subject to a standstill with respect to acquisitions of the Issuer’s Common Stock for three years following August 25, 2011 (or two years following August 25, 2011 upon the occurrence of certain events). However, the Equityholders and their affiliates (including BGY) are not prohibited from acquiring, after September 1, 2011, shares of the Issuer’s Common Stock if the Equityholders and their affiliates (including BGY) would not, as a result of such acquisitions, beneficially own more than 34.9% (the “Permitted Cap”) of the total outstanding Common Stock of the Issuer (subject to certain exceptions).  The Stockholder Rights Agreement also provides that, for two years following August 25, 2011, the Equityholders and their affiliates (including BGY) are prohibited from selling shares of the Issuer’s Common Stock received under the Merger Agreement to unaffiliated third parties (subject to certain exceptions as provided therein).

Pursuant to the Stockholder Rights Agreement, the Equityholders are entitled to certain “piggy-back” registration rights with the respect to the Merger Consideration Shares.

The descriptions of the Voting Agreement and the Stockholder Rights Agreement contained in this Schedule 13D are qualified in their entirety by reference to the full text of the Voting Agreement and the Stockholder Rights Agreement, copies of which have been disclosed on the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on June 17, 2011.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1                           Joint Filing Agreement (attached hereto).

Exhibit 99.2
Agreement and Plan of Merger, dated June 13, 2011, by and among the Issuer, Merger Sub, Rio, the Equityholders and BGY (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on June 17, 2011).

Exhibit 99.3
Amendment to Agreement and Plan of Merger, dated August 15, 2011, by and among the Issuer, Merger Sub, Rio and BGY (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on August 17, 2011).

Exhibit 99.4
Amendment No. 2 to Agreement and Plan of Merger, dated August 15, 2011, by and among the Issuer, Merger Sub, Rio and BGY (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on August 30, 2011).

Exhibit 99.5	Voting Agreement (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on June 17, 2011).

Exhibit 99.6	Stockholder Rights Agreement (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on June 17, 2011).

Signature

After reasonable inquiry, and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2011

 BGY II, LLC

 By:/s/ Scott Rusczyk
        Name: Scott Rusczyk
       Title: Vice President

/s/ Paul Buxbaum
Paul Buxbaum

/s/ David Gren
David Gren

 YIH III, LLC

 By: /s/ Benjamin C. Yogel
         Name: Benjamin C. Yogel
         Title: Member of the Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).